[redacted]

08029897

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 3 1 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67270

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2007** (MM/DD/YY) AND ENDING **DECEMBER 31, 2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PARK MADISON PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Harbor Road
Port Washington, NY 11050

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name - if individual, state last, first, middle name)

622 Third Ave	**New York**	**NY**	**10017-6701**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 8 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Park Madison Partners LLC** as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

Financial & Operations Principal
Title

Notary Public

KAREN M. MITCHELL
No. 01MI6138824
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Dec. 27, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARK MADISON PARTNERS, LLC

INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2007

CONTENTS

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of December 31, 2007 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.

Marks Paneth & Shron LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Members
Park Madison Partners, LLC

We have audited the accompanying statement of financial condition of Park Madison Partners, LLC, as of December 31, 2007 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Park Madison Partners, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
March 28, 2008

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com

Associated worldwide with JHI

PARK MADISON PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$	2,344,639
Placement fees receivable		4,673,505
Equipment, at cost, net of accumulated depreciation of $669		21,816
Other Assets		5,600
	$	7,045,560

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,023,101
Members' Equity		6,022,459
	$	7,045,560

See notes to financial statements.

PARK MADISON PARTNERS, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2007

Revenue		
Placement fees	$ 9,296,631	
Interest income	288,025	
		$ 9,584,656
Expenses		
Depreciation	669	
Dues and subscriptions	9,890	
Employee compensation and benefits	2,796,201	
Insurance	15,837	
Legal and professional fees	157,234	
Marketing expense	48,744	
Messengers and delivery	2,609	
Miscellaneous	19,192	
Office expenses	50,753	
Pension expense	268,533	
Regulatory fees	1,823	
Rent	172,837	
Telephone	25,454	
Travel and entertainment	114,626	
Total Expenses		3,684,402
Net Income		$ 5,900,254

See notes to financial statements.

PARK MADISON PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2007

		Members' Equity
Balance, beginning of year	$	57,492
Capital Contributions		64,713
Net Income		5,900,254
Balance, end of year	$	6,022,459

See notes to the financial statements.

PARK MADISON PARTNERS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

OPERATING ACTIVITIES	
Net Income	$ 5,900,254
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	669
Increase (decrease) in cash flows due to changes in operating assets and liabilities:	
Placement fees receivable	(4,673,505)
Prepaid expenses	5,835
Other assets	(5,600)
Accounts payable and accrued expenses	999,131
Net Cash Provided by Operating Activities	2,226,784
INVESTING ACTIVITIES	
Property and equipment	(19,141)
Net Cash Used by Investing Activities	(19,141)
FINANCING ACTIVITIES	
Contributed Capital	64,713
Net Cash Provided by in Investing Activities	64,713
INCREASE IN CASH AND CASH EQUIVALENTS	2,272,356
CASH AND CASH EQUIVALENTS	
Beginning of year	72,283
End of year	$ 2,344,639
Supplemental disclosures of cash flow information	
Interest paid	-

See notes to the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Park Madison Partners LLC (the "Company"), was formed on January 20, 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of FINRA. The Company provides placement agent services primarily to domestic and international real estate investment funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue on its management and advisory contracts on a pro-rata basis over the term of the contract. Revenue for placement services is recognized upon the closing of the associated funds, calculated as a percentage of the of the capital commitment made by an investor.

In some cases, based on the contract, the receipt of a portion of these fees occurs in subsequent years on the anniversary date of a fund's closing. Interest typically accrues at the bank's prime rate for any period in which a placement fee receivable is outstanding. The accrued interest is included in the amount reflected as placement fees receivable.

Concentrations

Approximately 94% of fee income was attributable to a single client during the year. Approximately 99% of fees receivable are also attributable to this single client.

Depreciation and Amortization

Depreciation and amortization are provided on both the straight-line method and accelerated methods over the estimated useful lives.

Cash and Cash Equivalents

The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company had on deposit at December 31, 2007 with one New York bank approximately $2,245,000 in excess of federal deposit insurance coverage.

Income Taxes

The Company is treated as a partnership for income tax purposes and as such is not subject to federal and state income taxes. The Company is subject to local unincorporated business taxes on net earnings from services provided with in the local tax jurisdiction.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

3. EQUIPMENT

Fixed assets as of December 31, 2007 consist of the following:

Office equipment	$ 22,485
Less: accumulated depreciation	(669)
	$ 21,816

4. CAPITAL CONTRIBUTIONS

Membership interests are reflected at amounts contributed in cash and for goods and services contributed by members at fair value, as established by recent purchases by the contributing member.

5. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007, the Company's net capital of $ 1,321,538 exceeded required net capital of $68,207 by $1,253,331, and the ratio of aggregate indebtedness to net capital was .82 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

6. COMMITMENTS

The Company leases office space in New York City on a month-to-month basis. Rent expense for the period ended December 31, 2007 was $172,836.57.

7. PLACEMENT FEES RECEIVABLE

Based on contract terms, the estimated collections, exclusive of accrued interest, as of December 31, 2007 is as follows:

2008	$2,194,847
2009	$2,194,847
	$4,389,694

8. DEFINED BENEFIT PLAN

During 2007, the Company established a defined benefit pension plan ("DB Plan") (effective January 1, 2007) covering substantially all of its employees. Owners accrue a benefit of 10% of compensation for a plan year. Non-owners accrue a benefit of 0.75% of compensation for a plan year. Normal retirement age is 62. The Company's funding policy is to make the minimum annual contribution required by applicable regulations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Expected Company contributions in 2008 are $258,870.

The following tables set forth further information about the Company's DB Plan as of and for the year ended December 31, 2007 as measured by the Company's actuaries:

Obligations and Funded Status

Benefit obligation	$ (231,996)
Plan assets at fair value	231,996
Funded status	$ -
Accumulated benefit obligation	$ (231,996)
Employer contributions	231,996
Plan participant contributions	-
Benefits paid	-

Amounts recognized in the statement of financial position consist of:

Current liabilities	$ -
Noncurrent liabilities	$ -

8. DEFINED BENEFIT PLAN (Continued)

Amounts recognized in accumulated other comprehensive income consist of:

Net loss (gain)	$ -
Prior service cost (credit)	-
	$ -

Other Changes in Plan Assets and Benefit Obligations Recognized in Changes in Comprehensive Income

There are no other changes in plan assets and benefit obligations recognized in changes in comprehensive income for the year ended December 31, 2007.

The following assumptions were used in accounting for the DB Plan:

Weighted-average assumptions used to determine benefit obligations at December 31, 2007:	
Discount rate	5.50%
Rate of compensation increase	Not Applicable
Weighted-average assumptions used to determine net periodic benefit cost for year ended December 31, 2007:	
Discount rate	9.00%
Expected return on plan assets	Not Determined
Rate of compensation increase	Not Applicable

Due to the recent adoption of the DB Plan, the expected rate of return on plan assets has not been determined. The compensation increase rate is not applicable because the DB Plan is a unit accrual plan. The discount rate was selected to reflect expected rates of return available from high grade corporate bonds. As of December 31, 2007, the expected rates have not changed. The other assumptions used were a rate of termination of employment of 11.99% during the first four years of participation by non-owners and rates of mortality after normal retirement age based on the 1983 Individual Annuitant Mortality Table projected to the year 2000 with separate rates for males and females.

8. DEFINED BENEFIT PLAN (Continued)

The percentage of fair value of total DB Plan assets held as of December 31, 2007 (the measurement date) by asset category is as follows:

Cash	100%
Total	100%

Due to the recent adoption of the DB Plan, the Company is in the process of formulating an investment strategy.

No plan assets are expected to be returned to the Company during 2008.

No benefits are expected to be paid during the next ten (10) years.

9. DEFINED CONTRIBUTION PLAN

In December 2007, the Company established a qualified noncontributory profit-sharing plan covering all eligible employees. The Plan provides for contributions by the Company in such amounts as the Managing Members may annually determine subject to statutory limitations. Total profit-sharing expense amounted to $36,750 for the year ended December 31, 2007.

PARK MADISON PARTNERS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)

December 31, 2007

NET CAPITAL		
Members' equity, qualified for net capital	$	6,022,459
Deductions and/or credits		
Non-allowable assets:		
Equipment, net of accumulated depreciation		21,816
Net receivables		4,673,505
Other assets		5,600
NET CAPITAL		1,321,538
MINIMUM NET CAPITAL REQUIRED		
$5,000 or 6-2/3% of aggregate indebtedness of $1,023,101 whichever is greater		68,207
EXCESS NET CAPITAL	$	1,253,331
AGGREGATE INDEBTEDNESS		
Accounts payable, accrued expenses and other	$	-
Ratio of aggregate indebtedness to net capital		0.82:1

Reconciliation with Company's computation (included in Part II of Form X-17A-% as of December 31, 2007).

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	2,352,082
Adjustments to net income		(1,030,544)
Net capital per above	$	1,321,538

PARK MADISON PARTNERS, LLC

AUDITORS' SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

DECEMBER 31, 2007

Marks Paneth & Shron LLP

Certified Public Accountants and Consultants

To the Members
Park Madison Partners LLC:

In planning and performing our audit of the financial statements of Park Madison Partners LLC (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com

Associated worldwide with JHI

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Park Madison Partners LLC as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated March 28, 2008.

1) The Company maintains several office locations which results in the accounting staff not having first hand knowledge of the nature of account activity. This often results in assumptions being made as to the classification of transactions and leads to potential misclassifications that are not noted or identified. The general ledger and related activity should be reviewed by management to ensure proper and timely financial reporting.

2) The record keeping and financial reporting is generally maintained on the basis used to determine net capital compliance rather than in accordance with Generally Accepted Accounting Principals. This has resulted in the following:

    i. The Company has not instituted a procedure for identifying, tracking and recording amounts receivable and the associated revenue in connection with its placement fee and consulting contracts. The terms of these contracts and agreements have

provided for the collection of fees over two or more years and also for the accrual of interest on the outstanding amounts due the Company. The future amounts receivable and associated revenue in connection with such agreements should be recorded upon the closings of each transaction. Interest receivable on outstanding balances should be accrued as required.

ii. Expenses, both reimbursable by clients and general operating, are often not classified appropriately and are not reconciled on a timely basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
March 28, 2008

END